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                                                                File No. 70-9553
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-1

                             ---------------------

                                AMENDMENT NO. 4

                       (POST-EFFECTIVE AMENDMENT NO. 1)

                                       TO

                                   APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             ---------------------

Chevron Corporation                    Illinova Corporation
575 Market Street                      500 South 27th Street
San Francisco, California  94105       Decatur, Illinois  62521-2200
(Commission File No. 1-368-2)          (Commission File No. 1-11327)

Chevron U.S.A. Inc.
1301 McKinney
Houston, Texas  77010

   (Name of companies filing this statement and address of principal executive offices)

                             ---------------------

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                             ---------------------

David R. Stevenson                 William B. Conway, Jr.
Associate General Counsel          Senior Vice President and Chief Legal Officer
Chevron Law Department             Illinova Corporation
Chevron U.S.A. Inc.                500 South 27th Street
P.O. Box 3725                      Decatur, Illinois 62521-2200
Houston, Texas 77253-3725

                  (Names and addresses of agents for service)

                                                       Total Number of pages: 35
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                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

For Chevron and Chevron USA:        For Illinova:
---------------------------         ------------

James R. Doty, Esq.                 Robert P. Edwards, Jr. Esq.
Baker Botts L.L.P.                  John D. McLanahan, Esq.
The Warner                          Troutman Sanders LLP
1299 Pennsylvania Avenue, N.W.      600 Peachtree Street, N.E.
Washington, D.C.  20004-2400        Suite 5200
                                    Atlanta, Georgia 30308

                                    For Dynegy:
                                    ----------

                                    Merrill L. Kramer, P.C.
                                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                    1333 New Hampshire Ave., N.W.
                                    Suite 400
                                    Washington, D.C. 20036
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                                TABLE OF CONTENTS
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                                                                                Page
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INTRODUCTION AND REQUEST FOR ADDITIONAL COMMISSION ACTION.....................    1

Item 1. Description of Proposed Transaction...................................    1

     A. The Participants......................................................    1

        1. Chevron Corporation ...............................................    1
        2. Dynegy Inc. .......................................................    3
        3. Illinova Corporation ..............................................    4
        4. Energy Convergence Holding Company ("New Dynegy") .................    9

     B. The Transaction.......................................................    9

     C. Reasons for the Transaction...........................................   12

Item 2. Fees, Commissions and Expenses........................................   13

Item 3. Applicable Statutory Provisions.......................................   13

     A. The Section 3(a)(3) Exemption.........................................   13

     B. Chevron Is Only Incidentally A Holding Company, Being Primarily
        Engaged In A Business Other Than That Of A Public-Utility Company.....   15

        1. The Transaction Satisfies The Plain Language of Section 3(a)(3)....   15

        2. There Will Exist A Functional Relationship Between Chevron's
           Business And The Public-Utility Operations Of New Dynegy...........   16

     C. Chevron Will Not Derive A Material Part Of Its Income from The
        Public-Utility Company Subsidiaries Of New Dynegy.....................   20

     D. Illinova's Public-Utility Company Operations Satisfy Any Absolute
        Size Limitation.......................................................   22

     E. Granting The Exemption Is Consistent With The Public Interest And The
        Legislative Intent That The Commission Apply Section 3 Of The Act
        Flexibly..............................................................   26

     F. Granting The Exemption Is Consistent With Proper Interpretation and
        Administration Of The Act Under Section 1(c)..........................   27
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
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
Item 4. Regulatory Approval...................................................   29

Item 5. Procedure.............................................................   30

Item 6. Exhibits and Financial Statements.....................................   30

Item 7. Information as to Environmental Effects...............................   34

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          Amendment No. 3 to the Application previously filed in this proceeding is hereby amended and restated to read as follows:

           INTRODUCTION AND REQUEST FOR ADDITIONAL COMMISSION ACTION

          Chevron Corporation ("Chevron Corp."), its wholly-owned subsidiary, Chevron U.S.A. Inc. ("Chevron USA"), n1 and Illinova Corporation ("Illinova" and collectively with Chevron Corp. and Chevron USA, the "Applicants") hereby file an application for an order from the United States Securities and Exchange Commission (the "Commission") finding that, upon the consummation of the merger transactions described in Item 1.B below (the "Transaction"), Chevron Corp. and Chevron USA shall be exempt from all provisions of the Public Utility Holding Company Act of 1935 (the "Act") other than Section 9(a)(2), pursuant to Section 3(a)(3) of the Act.

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION

          For purposes of the relief requested herein, Applicants provide the following description of the Transaction.

A.  THE PARTICIPANTS

          The Transaction involves merging a company with energy-related operations, exempt operations, and no public-utility company operations (Dynegy Inc.) with an exempt public-utility holding company (Illinova) which has limited exempt and energy-related operations. Chevron's role has been to accommodate the Transaction, which was initiated by Dynegy Inc. and Illinova.

          1.  CHEVRON CORPORATION

          Chevron Corp., a Delaware corporation, manages its investments in, and provides administrative, financial and management support to, domestic and foreign subsidiaries and affiliates that engage in fully-integrated petroleum and chemical operations in the United States and approximately 90 other countries. n2 Chevron Corp.'s stock is listed on the New York, Chicago and Pacific Stock Exchanges, and it is a reporting company under the Securities Exchange Act of 1934, as amended.

------------
  n1 Except where the context otherwise requires, Chevron Corp. and Chevron USA are collectively referred to herein as "Chevron."

  n2 Chevron Corp.'s petroleum operations consist of exploring for, developing, and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas, and the many products derived from petroleum; and transporting crude oil, natural gas, and petroleum products by pipelines, marine vessels, motor equipment, and railcar. The chemical operations of Chevron Corp. include the manufacture and marketing of a wide range of chemicals for industrial uses. Chevron Corp. is currently in the process of selling its remaining interests in coal mining operations.

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          Chevron Corp. had annual revenues in 1998 of over $30 billion, with average annual revenues over the last three years (1996-1998) of $38.8 billion. These revenues yielded $1.34 billion net income in 1998, with a three-year average net income of $2.4 billion.

          Chevron Corp.'s largest business segments are its exploration and production operations and its refining, marketing and transportation operations. The petroleum activities of the company are widely dispersed geographically, with upstream and downstream operations in the United States and Canada, and upstream operations in Nigeria, Angola, Australia, the United Kingdom, Kazakhstan, Thailand, Indonesia, Norway, Republic of Congo, China and Venezuela. The company's chemical operations are concentrated in the United States, but also include manufacturing facilities in France, Japan, Brazil, Singapore and Mexico. Additionally, chemical manufacturing facilities are under construction in China and Saudi Arabia.

          Chevron Corp. owns 100% of Chevron USA, a Pennsylvania corporation, which conducts operations worldwide through its various divisions. Chevron USA's principal business activity is in its domestic upstream division that engages in the exploration and production of crude oil, natural gas liquids, and natural gas in the United States, and its domestic downstream division that engages in the business of refining, marketing and transporting gasoline and other refined products in the United States. Chevron USA's net income for 1998 for United States operations was approximately $1 billion. Chevron USA owns approximately 29% of the outstanding common and preferred stock of Dynegy Inc. ("Dynegy"), a leading provider of energy products and services in North America and the United Kingdom. The vast majority of Chevron Corp.'s natural gas production, as well as the natural gas liquids extracted from the gas, are committed to Dynegy under various commercial agreements. In 1998, 73% of Chevron Corp.'s worldwide sales of natural gas were made to Dynegy.

          Neither Chevron Corp. nor Chevron USA currently has any public-utility company subsidiaries, neither is an affiliate of a public-utility company, and no part of either company's income is derived from the operations of a public-utility company as defined by the Act. n3

          Additional information regarding Chevron Corp. and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

------------
  n3 Chevron Chemical Company ("Chemical"), a wholly-owned subsidiary of Chevron USA, is considering the purchase from Entergy Gulf States ("Entergy") of its Bunch Gully (138 KV) Substation, currently dedicated to supplying the power load at Chemical's Orange, Texas plant. This purchase would eliminate monthly added facilities payments and enable Chemical to control the substation supplying the Orange plant. Entergy would require unrestricted use of the through bus at no cost, which could result in Chemical's receiving adjustments to certain fees charged by Entergy to the extent Entergy's use of the bus increases maintenance costs or limits Chemical's use. As the substation is integral to the Entergy grid, Entergy is likely to condition the sale to Chemical on Entergy being able to flow power from time-to-time from one Entergy transmission line through Chemical's 138 KV substation to a second Entergy transmission line in order to supply other Entergy customers, without imposition of any wheeling fee by Chemical. The documents are also likely to include a "regulatory-out" provision requiring that, should any governmental authority find the sale not in the public interest, the sale must be reversed or other arrangements made.

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          (i)  Annual Report on Form 10-K of Chevron Corporation (Commission
               File No. 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; and

          (ii) Quarterly Report on Form 10-Q of Chevron Corporation (Commission File No. 1-368-2) for the quarterly period ended September 30, 1999, filed on November 4, 1999.

          2.  DYNEGY INC.

          Dynegy, a Delaware corporation, is actively engaged in the marketing and trading of natural gas, natural gas liquids, electricity and coal. It also owns subsidiaries that develop, own and operate power generation projects that are exempt from the Act, including Exempt Wholesale Generators ("EWGs") and companies with interests in qualifying facilities under the Public Utility Regulatory Policies Act of 1978. Dynegy has no public-utility company operations, subsidiaries or affiliates.

          Dynegy maintains its principal place of business in Houston, Texas. The company's stock is listed on the New York Stock Exchange. In addition to Chevron USA, Dynegy has two industrial shareholders: NOVA Gas Services (U.S.) Inc., a Delaware corporation ("NOVA"), and BG Holdings, Inc., a Delaware corporation ("BG"), each of which owns approximately 25% of the outstanding voting stock of Dynegy. n4 Of the remaining outstanding voting stock of Dynegy, 11% is owned by management and the balance is publicly owned.

          On August 31, 1996, Chevron USA formed a strategic combination with NGC Corporation ("NGC"), Dynegy's predecessor, whereby substantially all of Chevron USA's mid-stream natural gas marketing and natural gas processing and natural gas liquids marketing operations were transferred to NGC's operations in exchange for stock constituting the shares of Dynegy which Chevron now holds (the "Chevron Combination"). Effective July 1, 1997, NGC acquired Destec Energy, Inc., an independent power producer. During 1998, NGC changed its name to Dynegy Inc. Pursuant to agreements entered into as part of the Chevron Combination, Dynegy has the obligation to purchase and the right to market substantially all of the natural gas and gas liquids produced by Chevron USA, except those produced in Alaska. In addition, pursuant to other agreements, Dynegy supplies natural gas and natural gas liquids feedstocks to Chevron's refineries and chemical plants in the United States. n5

------------
  n4 NOVA is an indirect, wholly-owned subsidiary of NOVA Chemicals Corporation, a Canadian corporation. BG is an indirect, wholly-owned subsidiary of BG plc, a British corporation.

  n5 Chevron Corp. also enjoys certain business opportunities and benefits under an Operating Agreement (the "Caltex Operating Agreement") with Texaco Inc. ("Texaco"), concerning Caltex Petroleum Corporation, a Delaware corporation ("Caltex"), that is a joint venture of Chevron Corp. and Texaco. Dynegy has entered into a Scope of Business Agreement with Chevron Corp. relating to the Caltex Operating Agreement, pursuant to which Dynegy and Chevron Corp. facilitate discussion of Caltex-related commercial opportunities suitable for exploitation in whole or in part by Dynegy. The Certificate of Incorporation of Dynegy contains (and the Articles of Incorporation of New Dynegy will contain) provisions precluding Dynegy from effecting a sale of petroleum products (other than natural gas) intended for consumption or resale in certain parts of Africa, most of Asia, Australia and other areas of the Pacific west of the International Date Line, except pursuant to the process established by the Scope of Business Agreement or as Chevron may otherwise approve in a shareholder vote. Registration Statement on Form S-4 under the Securities Act of 1933 of Midstream Combination Corp. (Registration No. 333-09419) at 25, 53, filed with the Commission on August 1, 1996.

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          Chevron understands that, as is the case with other industry participants, Dynegy is presently pursuing an integrated wholesale energy business strategy based on the convergence of energy markets. This strategy exploits the marketing, trading and hedging opportunities existing in the natural gas and power markets, which can be most effectively realized by the control and optimization of related physical assets. Dynegy treats its gas and power marketing and power generation businesses as an integrated unit. Dynegy considers that: (i) ownership or control of merchant generation, or "Btu Conversion" capacity, when coupled with Dynegy's national wholesale gas and power marketing operations, creates a wide range of value-creation opportunities; (ii) Dynegy's wholesale trading and marketing franchise adds value to its generation assets by providing national market access, market infrastructure and intelligence, risk management and arbitrage opportunities, fuel management and procurement expertise and transmission expertise for inputs
(gas) and outputs (power); (iii) generation capacity adds value to Dynegy's wholesale trading and marketing franchise by providing a source of reliable power, an enhanced ability to structure innovative new products and services for customers, and a market for natural gas; and (iv) by aligning its operations with the power generation base and experience of Illinova, Dynegy expects to enhance the value of its power generation and power marketing capabilities.

          Additional information regarding Dynegy and its subsidiaries is set forth in the following documents, to which reference is made:

          (i)   Annual Report on Form 10-K of Dynegy Inc. (Commission File
                No. 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999;

          (ii) Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed on June 14, 1999;

          (iii) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333-84965), filed on September 7, 1999 (the "New Dynegy Registration Statement"); and

          (iv) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File No. 1-11156) for the quarterly period ended September 30, 1999, filed on November 15, 1999.

          3.  ILLINOVA CORPORATION

          Illinova Corporation ("Illinova") is a public-utility holding company exempt from registration under Section 3(a)(1) of the Act. It is incorporated and maintains its principal place of business in the State of Illinois, and its common stock is listed on the New York and Chicago

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Stock Exchanges. Illinova owns six active subsidiaries: Illinois Power Company, a combination electric and gas public-utility company ("Illinois Power"), Illinova Generating Company ("Illinova Generating"), Illinova Energy Partners, Inc. ("Illinova Energy"), Illinova Insurance Company ("Illinova Insurance"), Illinova Power Marketing, Inc. ("Illinova Marketing"), and Illinova Business Enterprises ("Illinova Business").

          Illinova's revenues for 1998 were $2.43 billion, but resulted in a net loss of $1.38 billion, largely attributable to a loss sustained by Illinois Power. In 1998, approximately 73% of Illinova's operating revenues were derived from Illinois Power's sale, transmission and distribution of electricity, and 12% of Illinova's operating revenues were derived from Illinois Power's sale and transportation of natural gas. Approximately 15% of Illinova's operating revenues came from its other, diversified enterprises in 1998.

          Illinois Power is an Illinois corporation and Illinova's principal public-utility company subsidiary. It is engaged in the generation, transmission and distribution of electric energy and the sale of electric energy at wholesale and retail in the State of Illinois. Illinois Power also owns facilities for the distribution of natural gas and is engaged in the sale of natural gas at retail. Illinois Power provides traditional utility service subject to state regulation to approximately 570,000 retail electric and 400,000 retail gas distribution customers located throughout central Illinois, and also transmits and sells power at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC"). Illinova's electric utility and gas utility systems operate on an integrated basis. All of the company's utility assets are located in the State of Illinois. Illinois Power is regulated by the Illinois Commerce Commission ("ICC") and the FERC. n6

          Illinova Marketing is an Illinois corporation and a wholly-owned electric public-utility company subsidiary of Illinois. It owns and operates 3,812 MW of fossil-fired electric power generating capacity located in the State of Illinois, formerly owned by Illinois Power. This generation will be utilized predominantly to meet the power requirements of Illinois Power during a competition transition period established by Illinois law. On July 8, 1999, the ICC approved the restructuring of Illinois Power in this fashion. n7 The FERC authorized these asset transfers and wholesale power sales in two recent orders. n8 Illinova intends to convert Illinova Marketing to an EWG within the year following closing of the Transaction.

          Illinova Generating is Illinova's wholly-owned independent power subsidiary and is not a public-utility company under the Act. Illinova Generating currently owns interests in EWGs and in qualifying facilities located throughout North America, as well as interests in several

------------
  n6 Illinois Power recently completed the sale to Amergen Energy Company, L.L.C. of the 930 MW nuclear generating facility located in Clinton, Illinois (the "Clinton Facility") referred to in Amendment No. 3 to this Application. See Amendment No. 3 to Application on Form U-1/A under the Public Utility Holding Company Act of 1935 of Chevron Corporation, Chevron U.S.A. Inc. and Illinova Corporation (Dec. 23, 1999) at 4.

  n7  ICC Docket No. 99-0209 (July 8, 1999).

  n8 Illinova Corp., 88 FERC (P) 62,229 (Sept. 10, 1999) (FERC jurisdictional facilities transfer approval); Illinova Power Marketing, 88 FERC (P) 61,189 (Aug. 24, 1999) (effectiveness of wholesale power contracts).

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generation facilities located outside of North America. The North American facilities total 821 MW with an 830 MW plant under construction.

          Illinova Generating owns 20% of the stock of Electric Energy Incorporated ("EEInc"), which the Commission has classified as a public-utility company for certain purposes under the Act. The revenues and net income of EEInc are not material to Illinova's total public-utility revenues and income. EEInc was incorporated in 1950 for the purpose of generating electricity for sale to the United States government nuclear processing plant near Paducah, Kentucky. Its principal place of business is Joppa, Illinois. Approximately 70% of the revenues associated with the Joppa plant are derived from sales to the United States Department of Energy under a contract that extends until 2005. Sponsoring utilities, including Illinois Power, purchase power in excess of the federal government's requirements. The Commission has for many years recognized this project as sui generis and that EEInc "does not itself sell electricity to private consumers of the type the Act is designed to protect and does not have any securities in the hands of public investors." n9

          Illinova Energy is Illinova's wholly-owned subsidiary that engages in the brokering and marketing of electric power and gas, and the development and sale of energy-related services to the competitive unregulated energy market throughout the United States and Canada. Illinova Energy owns interests in several gas marketing companies. It is not a public-utility company under the Act. n10

          On December 16, 1997, the State of Illinois enacted the Electric Service Customer Choice and Rate Relief Law of 1997, which introduces retail competition and customer choice to electricity consumers in the State of Illinois. n11 The legislation adopts a comprehensive approach to creating a market mechanism to provide electric energy to consumers. The law contains the following key provisions:

          Affiliate Relationships: The ICC is required to, and has, adopted rules governing the relationships between electric utilities and their affiliates, and ensuring non-discrimination in any services provided by the electric utility to its affiliates and to alternative retail electric suppliers.

          Functional Separation / Code of Conduct: The ICC is required to adopt standards of conduct for electric utilities and is promulgating rules for the functional separation of generation services and delivery services. The restructuring of

------------
  n9 Union Elec. Co., Holding Co. Act Release No. 14615, 40 SEC 1072 (Apr. 2,
1962). See also Illinova Generating Co., SEC No-Action Letter, 1996 WL 679234 (Oct. 22, 1996).

  n10 The other two, active subsidiaries of Illinova are minor and are not public-utility companies. Illinova Insurance is an insurance company licensed by the State of Vermont. The primary business of Illinova Insurance is to insure the risks of the subsidiaries of Illinova and the risks related to or associated with their business enterprises. Illinova Business is a wholly-owned subsidiary, the primary business of which is to account for miscellaneous energy management software and hardware sales not regulated by the ICC or FERC and not falling within the business scope of other Illinova subsidiaries.

  n11  220 Ill. Comp. Stat. 5/16-101A (West 1999).

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          Illinova approved by the ICC n12 to separate power generation from power delivery was designed to be consistent, and is consistent, with the new Illinois and FERC policies requiring separation of these functions.

          Rate Decreases: The law provides Illinois Power's residential customers a 15% decrease in base electric rates beginning August 15, 1998, and an additional 5% decrease beginning May 1, 2002.

          Rate Freeze: The law freezes rates for bundled electric service through January 1, 2005 (with the exception of the mandatory rate decreases discussed above), unless the utility's earned rate of return on common equity falls below the 30-year Treasury bond rate for two consecutive years. This rate freeze generally forces public-utilities to absorb fuel and purchased power cost increases. It also provides a vehicle for the recovery of transition costs (or "stranded" costs) minus statutorily prescribed mitigation factors during the transition period established by Illinois law. Thus, the rates of Illinois Power under the rate freeze include fuel, purchased power and transition cost recovery.

          Retail Choice: Since October 1, 1999, the following categories of retail customers have been eligible to choose their electricity supplier: (i) customers with a demand greater than 4 MW at a single site; (ii) customers under common ownership with ten or more sites in a service area which aggregate to at least 9.5 MW in demand; and (iii) customers comprising one-third of the remaining non-residential load. The rest of the non-residential customer group will be eligible for direct access by December 31, 2000. All residential customers will have direct access by May 2002. For Illinois Power, this means that non-residential customers representing 53% of its total current retail electric sales volume were eligible to select an alternate generation service supplier on October 1, 1999 (subject to pre-existing contract term requirements). All non-residential customers, representing 73% of Illinois Power's total current electric sales volume, will be eligible to select an alternate generation service supplier at year- end 2000 (subject to pre-existing contract term requirements).

          Delivery Service: Illinois Power is obligated to provide delivery service to customers eligible for direct access under tariffs approved by the ICC. The ICC also regulates the services provided by public utilities to alternative retail electric suppliers.

          ICC Oversight of Transmission And Distribution Reliability: The ICC must adopt regulations on transmission and distribution reliability. In addition, Illinois utilities must form or join an independent system operator.

          Sale or Transfer of Electric Utility Assets: During the transition period (1998-2004), electric utilities can sell or transfer assets to affiliated or unaffiliated entities

------------
  n12 ICC Docket No. 99-0209 (July 8, 1999).

                                       7

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          pursuant to an ICC review process which must be completed within 90 days and which establishes specific criteria for ICC review.

          Recent federal and state regulatory initiatives have the following implications for Illinois Power and Illinova:

          . Illinois Power is required to maintain transmission interconnections with numerous major regional electric utilities and power supply regions and provide open access transmission service.

          . Illinois Power is ceding operational control of its transmission system to a regional Independent System Operator.

          . Illinois Power is required to implement open access transmission on its distribution system to facilitate energy competition for retail electric customers and to provide nondiscriminatory delivery service to its retail customers.

          . Illinois Power is required to implement retail rate reductions and to maintain a retail rate freeze.

Illinois Power estimates that the regulatory changes initiated by the FERC and the State of Illinois and Illinois Power's resulting restructuring will reduce its gross utility plant account from the 1998 level of $6.168 billion n13 to $2.8 billion in 2000 n14 and its electric revenues from the 1998 level of $1.781 billion n15 to $1.154 billion in 2000. n16 Over half of the year 2000 revenues will constitute recovery of regulatory transition costs and purchased power costs. As a result of state and federal restructuring of energy markets, the ability of Illinova to compete effectively has become essential to its success as a business enterprise and to its ability to attract capital at a reasonable cost.

          Additional information regarding Illinova and its subsidiaries, including Illinois Power, is set forth in the following documents, each of which is incorporated herein by reference:

          (i) Annual Report on Form 10-K of Illinova Corporation (Commission File No. 1-11327) and Illinois Power Company (Commission File No. 1-3004) for the fiscal year ended December 31, 1998, filed on March 29, 1999;

------------
  n13 See Consolidated Balance Sheets, Annual Report on Form 10-K of Illinova Corporation and Illinois Power Company for the fiscal year ended December 31, 1998, filed with the Commission on March 29, 1999.

  n14 See Projected pro forma Balance Sheet of Illinois Power, 1996-2002 reflecting sale of Clinton Facility, attached hereto as Exhibit L-1.

  n15 See Market Shares for Electric Companies in Illinois and Bordering States, at 2, attached hereto as Exhibit N-6.

  n16 See Projected pro forma Net Revenue Statement of Illinois Power, 1996-2002 reflecting sale of Clinton Facility, attached hereto as Exhibit L-2.

          (ii) Current Report on Form 8-K of Illinova Corporation (Commission File No. 1-11327) and Illinois Power Company (Commission File No. 1-3004), filed on June 18, 1999;

          (iii) New Dynegy Registration Statement; and

          (iv) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File No. 1-11327) and Illinois Power Company (Commission File No. 1-3004) for the quarterly period ended September 30, 1999, filed on November 15, 1999.

          4.  ENERGY CONVERGENCE HOLDING COMPANY ("NEW DYNEGY")

          Energy Convergence Holding Company ("New Dynegy") is an Illinois corporation formed for the purposes of effectuating the Transaction. n17 New Dynegy currently has no material assets and no public-utility assets, subsidiaries, or affiliates. Additional information regarding New Dynegy is set forth in the New Dynegy Registration Statement, which is incorporated herein by reference.

B.  THE TRANSACTION

          The Transaction involves a combination of Dynegy and Illinova through a series of mergers, resulting in the formation of New Dynegy as an Illinois public-utility holding company. Chevron and Illinova understand that New Dynegy separately filed, under Rule 2 of the Commission's regulations, notification of its status as a holding company exempt under Section 3(a)(1) of the Act on the same grounds as presently claimed by Illinova. n18 New Dynegy currently has two wholly-owned subsidiaries, an Illinois corporation n19 and a Delaware corporation, n20 that will serve as acquisition companies. In the Transaction, Illinova will be merged with the Illinois acquisition company with Illinova surviving the merger, and Dynegy will be merged with the Delaware acquisition company with Dynegy surviving the merger. As a result, upon completion of the Transaction, Illinova and Dynegy will be wholly-owned subsidiaries of New Dynegy. The parties intend to simplify the New Dynegy holding company structure after the Transaction by eliminating one tier in the holding company structure. n21

          In the Transaction, each shareholder of Dynegy (except Chevron USA) will elect to receive either (i) cash in the amount of $16.50 or (ii) 0.69 shares of New Dynegy Class A

------------
  n17 New Dynegy was incorporated in Illinois as Energy Convergence Holding Company and is a wholly-owned subsidiary of Illinova.

  n18 See, e.g., Roanoke Gas Co., Holding Co. Act Release No. 26996 (Apr. 1,
1999).

  n19 Energy Convergence Acquisition Corporation.

  n20 Dynegy Acquisition Corporation.

  n21 The post-merger organizational chart of New Dynegy is attached hereto as Exhibit E.

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

Common Stock n22 for each share of Dynegy common stock. n23 Chevron has agreed to receive all stock in the Transaction. BG's parent corporation and NOVA have, directly or indirectly, elected to receive all cash. However, only approximately 40% of the shares of Dynegy common stock will be exchangeable for cash, and the remaining shares of Dynegy will be exchangeable for shares of New Dynegy Common Stock or Series A Preferred Stock. n24 This will result in conversion of a maximum of approximately 67.6 million shares of Dynegy common stock into cash. The amount of cash available will be insufficient to satisfy completely cash elections, and the cash will be prorated among shareholders electing to receive cash. For each 100 shares of Dynegy common stock for which Dynegy shareholders elect to receive cash, they will receive cash consideration with respect to no less than 63 shares of Dynegy common stock and no more than 84 shares of Dynegy common stock. The consideration for the balance of the Dynegy common stock will be New Dynegy Class A Common Stock. Each share of Illinova common stock will be exchangeable for one share of New Dynegy Class A Common Stock. As a result, slightly more than one-half of New Dynegy's voting stock will be held by former Dynegy shareholders.

          Although BG's parent corporation and NOVA have elected to receive all cash, the 40% limit on the cash portion of the merger consideration results in their receiving at least some portion of their consideration in the form of Series A Preferred Stock. The amount of Series A Preferred Stock that BG and NOVA will receive is dependent upon the number of shares held by the public shareholders that are tendered for cash. To facilitate the Transaction and assist NOVA and BG's parent corporation in liquidating their investment in Dynegy, Chevron USA has agreed to purchase from New Dynegy additional shares of New Dynegy's Class B Common Stock for an aggregate purchase price of between $200 and $240 million. To the extent that BG's parent corporation and NOVA would otherwise receive less than 75% cash in exchange for shares of Dynegy common stock, Chevron USA has agreed to increase its investment, up to a maximum of $240 million. As a result of these repurchase transactions, Chevron USA's ownership interest in New Dynegy upon completion of the Transaction will be approximately 28%.

          Pursuant to an amendment to New Dynegy's Articles of Incorporation (which has been filed with the State of Illinois) and a related shareholder agreement among Dynegy, New Dynegy, Illinova and Chevron USA dated June 14, 1999 (the "Shareholder Agreement"), so long as Chevron USA owns at least 15% of New Dynegy Common Stock, Chevron USA shall be

------------
  n22 The New Dynegy Common Stock consists of Class A Common Stock and Class B Common Stock. As used herein, the term "Common Stock" refers to the New Dynegy Class A and Class B Common Stock collectively.

  n23 Each such Dynegy shareholder will receive cash for any fractional share regardless of the shareholder's election.

  n24 NOVA and BG will each receive New Dynegy Series A Preferred Stock. The management and the public shareholders of Dynegy will receive New Dynegy Class A Common Stock that will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and listed on the New York Stock Exchange. Chevron USA will receive only Class B Common Stock and will own no Class A Common Stock unless and until its Class B Common Stock is converted in accordance with the New Dynegy Articles of Incorporation. The issuance of Class B Common Stock to Chevron USA will be a transaction exempt from registration under the Securities Act and the New Dynegy Class B Common stock is otherwise subject to the federal securities laws. The terms of all of the issuances of New Dynegy securities in the Transaction have been disclosed to the public and to the shareholders of Dynegy and Illinois in the New Dynegy Registration Statement filed with the Commission.

entitled to elect of three of the fourteen members of the New Dynegy Board of Directors as Chevron USA's representatives (the "Chevron Directors") through voting its Class B Common Stock. Because the holders of Class A Common Stock vote as a separate class for the other eleven directors, Chevron USA has no voice in the selection of such directors and will have no representative on New Dynegy's Nominating Committee, which will propose such directors for election by the holders of Class A Stock. When Chevron USA ceases to own at least 15% of New Dynegy Common Stock, its New Dynegy Class B Common Stock will automatically convert to New Dynegy Class A Common Stock and Chevron USA will no longer have an exclusive right to elect three members of New Dynegy's Board of Directors. n25

          Under New Dynegy's Articles of Incorporation, Chevron USA will not be entitled to any more than three representatives on New Dynegy's Board as long as it does not own more than 40% of the outstanding shares of New Dynegy. The Shareholder Agreement provides that Chevron USA may not seek to acquire more than 40% of the outstanding Common Stock of New Dynegy within one year after the closing of the Transaction unless a third party seeks to acquire more than 15% of such Common Stock. Thereafter, Chevron USA may only acquire more than 40% of New Dynegy's Common Stock if it offers to acquire all of the outstanding voting securities of New Dynegy. Any such offer by Chevron USA is subject to a detailed process which gives the New Dynegy Board the ability to solicit competing offers and obligates Chevron USA to sell its stake in the event it is not the winning bidder. In consideration of the consequences to New Dynegy of a sale by Chevron USA of its significant equity position, the Shareholder Agreement also imposes restrictions on sales by Chevron USA of its shares in New Dynegy.

          To protect its strategic investment in New Dynegy, Chevron has negotiated for certain provisions in the Articles of Incorporation of New Dynegy. The Articles of Incorporation of New Dynegy carry forward and contain provisions in Illinova's current articles of incorporation whereby, consistent with Illinois corporate law and practice, a two-thirds vote will be required to approve certain major transactions, including mergers, consolidations, sales of assets, and liquidation. n26 In addition, if all Chevron Directors present at a meeting vote to do so, they will have the ability under New Dynegy's Bylaws to prevent New Dynegy from entering into certain transactions, so long as Chevron USA owns New Dynegy Class B Common Stock, including (i) a sale of all or substantially all of the liquids business or the gas marketing business of New Dynegy so long as Chevron USA's long-term sale contracts with New Dynegy remain in effect, and (ii) mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, in which such transactions are valued over $1 billion or one-quarter of New Dynegy's market capitalization, whichever is greater.

------------
  n25 The Articles of Incorporation of New Dynegy contain provisions for cumulative voting by holders of the Class A Common Stock, generally, and therefore Chevron USA might, even with less than 15% of New Dynegy Common Stock, elect one or more members of New Dynegy's Board of Directors, but will have no right to have its designees put forward as nominees and could not in such event reasonably expect to elect more than three of the fourteen directors.

  n26 This will include, pursuant to Article 4 of the Articles of Incorporation of New Dynegy, the preservation of certain ongoing strategic relationships under the Caltex Operating Agreement, referenced in note 5, supra.

          While these are customary minority-protection rights, Chevron's exercise of these rights is limited by other provisions. Under the Shareholder Agreement, if Chevron USA exercises such rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or on the shareholder level (other than to block changes to the constituent instruments of New Dynegy which would materially affect such rights), New Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of New Dynegy to a third party or to give up any future blocking rights.

          All requisite corporate and shareholder approvals for the Transaction have been obtained. Specifically, the Illinova Board of Directors approved the Transaction on June 13, 1999, the Dynegy Board of Directors approved the Transaction on June 14, 1999, and the shareholders of Illinova and Dynegy approved the Transaction on October 11, 1999.

C.  REASONS FOR THE TRANSACTION

          Applicants wish to complete the Transaction in order to enhance the efficiency of their operations consistent with applicable state and federal law, and particularly state and federal regulatory changes implementing competitive power generation and energy services and nondiscriminatory power delivery services on an open access basis. n27

          Illinova seeks this business combination with Dynegy and to conduct its public-utility operations as described herein in order to achieve a number of financial, managerial and operating benefits that will position Illinova and Illinois Power to compete in the increasingly competitive wholesale and retail energy markets that have developed as a result of state and federal regulatory change. In these restructured markets, Illinova expects that customers, whether wholesale or retail, will purchase generated electricity separately from transportation (transmission and distribution) services. In the case of electricity, recently enacted Illinois legislation provides that customers will have a choice in selecting their electricity provider, regardless of the geographic proximity of the source of physical generation to the customer. It is likely that the retail natural gas service market will soon function in a similar manner.

          Illinova believes Dynegy will complement the utility operations of Illinois Power and allow Illinova to combine its small energy trading operations with the larger trading and marketing operations of Dynegy. A broader slate of energy products and an effective marketing organization will permit Illinova to remain competitive both for customers and for capital needed for exempt operations and public-utility company operations. Maintaining a viable energy business affiliated with Illinova's public-utility company operations will help assure that consumers receive reliable service at competitive, market-driven prices. The Transaction will result in an infusion of equity capital and the formation by the merged firm of a robust energy generation and marketing business. This development, occurring in the wake of Illinova's quasi-reorganization, will enable Illinova to maintain competitive viability and the ability to attract capital at a reasonable cost. Illinova believes that as a result of the Transaction, the energy-

------------
  n27 Each of Dynegy and Illinova were advised by and received the written opinions of their respective financial advisors with respect to certain aspects of the Transaction. See New Dynegy Registration Statement at 47-68, and Appendices III, IV and V thereto.

related operations of New Dynegy will contribute significantly toward lowering the overall cost of the restructured utility service received by consumers in Illinois, and that Illinova will achieve improved earnings for investors. n28

          Dynegy believes that the Transaction will advance its strategic plan through the addition of strategically located generation assets, which will enable Dynegy to enhance its position as one of the nation's leading energy merchants. Dynegy believes that a marketing enterprise such as Dynegy can achieve a greatly enhanced value through a combination with a traditional public-utility system that possesses a substantial installed base of generation and substantial management experience with the ownership and operation of power generation. n29

ITEM 2.    FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the Transaction are estimated to total approximately $46 million, including investment bankers' fees of approximately $29 million.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

          Following the Transaction, Chevron USA will own more than 10% of the voting securities of New Dynegy, raising the issue of whether Chevron Corp. and Chevron USA are holding companies within the meaning of Section 2(a)(7) of the Act absent an appropriate exemption.

          Section 3 of the Act provides that the Commission upon application shall by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a)(1) through 3(a)(5) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Section 3(a)(3) of the Act is applicable to Chevron because, following the Transaction, Chevron will be "only incidentally" a holding company, as it will remain primarily engaged and interested in non-utility businesses, and will not derive a material part of its income from a public-utility company. Accordingly, Chevron is entitled to an exemption from all the provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(3).

A.  THE SECTION 3(A)(3) EXEMPTION

          Following the Transaction, Chevron will be eligible for an exemption under Section 3(a)(3) of the Act, which provides that the Commission:

          shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental

------------
  n28 An expanded discussion of Illinova's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 39-41.

 n29 An expanded discussion of Dynegy's reasons for entering into the Transaction is set forth in the New Dynegy Registration Statement at pages 37-39.

          to the public interest or the interest of investors and consumers, if -- . . . (3) such holding company is only incidentally a holding company, being primarily engaged or interested in one or more businesses other than the business of a public-utility company and (A) not deriving, directly or indirectly, a material part of its income from any one or more subsidiary companies, the principal business of which is that of a public-utility company . . . . n30

          Chevron's interest in New Dynegy will fit comfortably within the exemption provided by Section 3(a)(3). Chevron's minority interest in New Dynegy will arise solely because Chevron is willing to consent to and facilitate the merger initiated and sought by Dynegy and Illinova, and not through efforts by Chevron to engage directly or indirectly in the public-utility business or to acquire a public-utility company or public utility holding company. Following the Transaction, Chevron will remain primarily engaged and interested in its non-utility petroleum and chemical businesses, and will not directly or indirectly derive a material part of its income from Illinois Power, or any other public-utility company.

          Compelling support for this Application - confirmation that Chevron fits comfortably and squarely within the category of companies for which Congress intended Section 3(a)(3) - is found in the Report to the Senate of the Committee on Interstate Commerce, accompanying the bill that became the Act. n31 In the Senate Report, the Section 3(a)(3) exemption is described as applicable where:

          [T]he company is not essentially in the utility field and either (A) gets no appreciable income from utilities, or
          (B) if it gets an appreciable income from utilities, it owns all the outstanding securities of those utilities so that they are not financed by the public but are essentially departments, rather than subsidiaries, of the parent company. n32

Chevron's position in New Dynegy will satisfy this test. For these reasons, and as more fully discussed below, Chevron satisfies the requirements of the exemption set forth in Section 3(a)(3) of the Act.

------------
  n30 Act (S) 3(a)(3)(A). Subparagraph (B) of Section 3(a)(3) provides that the materiality test described in subparagraph (A) is not applicable where "substantially all of the outstanding securities of the subsidiary are owned, directly or indirectly, by the holding company." See also Aluminum Co. of America, Holding Co. Act Release No. 1669, 5 SEC 640 (Aug. 8, 1939). In light of Chevron's minority ownership interest in New Dynegy, subparagraph (B) of Section 3(a)(3) is not applicable.

  n31 S. Rep. No. 74-621 (May 13, 1935) [hereinafter the "Senate Report"].

  n32  Id. at 24 (emphasis added).

B. CHEVRON IS ONLY INCIDENTALLY A HOLDING COMPANY, BEING PRIMARILY ENGAGED AND INTERESTED IN BUSINESSES OTHER THAN THAT OF A PUBLIC-UTILITY COMPANY.

          1.  THE TRANSACTION SATISFIES THE PLAIN LANGUAGE OF SECTION 3(a)(3).

          Chevron is a fully integrated petroleum company with no public-utility company subsidiaries and no income derived from the operations of public-utility companies as defined by the Act. As a result, Chevron presently is "primarily engaged or interested in one or more businesses other than the business of a public-utility company" within the meaning of Section 3(a)(3).

          Following the Transaction, Chevron will be "only incidentally" a holding company. Chevron's status as a public-utility holding company will be an incidental result of an arm's length transaction initiated by third parties, independent of Chevron. The development of the Transaction shows that the combination of Dynegy and Illinova is driven by the separate business needs of the respective constituent companies, acting independently. At the time of Chevron's original investment in Dynegy, Chevron did not intend or contemplate the acquisition of an interest in any public-utility or public-utility holding company. Chevron acquired its interest in Dynegy for the purpose of creating a long-term alliance with a major energy trading company and to participate through its equity ownership interest in Dynegy in gas and liquids marketing, midstream services, and wholesale electric generation. Subsequent to Chevron's acquisition of its interest, Dynegy determined that its combination with Illinova will substantially enhance its marketing and trading operations and give it access to significant resources in important geographic markets. By allowing Dynegy to proceed with the Transaction, Chevron is facilitating Dynegy's strategic expansion.

          This circumstance has nothing in common with an attempt to acquire a public-utility company or its holding company. Chevron's post-Transaction involvement in New Dynegy will focus on monitoring and protecting the value of its original strategic investment, consisting of a minority ownership interest proportional to the capital it has contributed. If Chevron were deemed a public-utility holding company subject to registration as a result of the Transaction, that could only be an incidental result of a business combination independently sought by Dynegy and Illinova for reasons unrelated to Chevron's operations, and not the result of any effort by Chevron to acquire or control a public-utility company or its holding company. This is precisely the anomalous result Section 3(a)(3) appears designed to prevent.

          There is no Commission precedent denying a Section 3(a)(3) exemption to a strategic shareholder of a holding company whose minority interest arises solely as an unintended consequence of an arm's length merger transaction initiated by third parties. Commission precedent denying exemptions under
Section 3(a)(3) appears in the context of efforts by applicants purposefully to assemble and maintain vast holding company systems with many majority controlled, public-utility company subsidiaries. n33 This Application involves no such risk to the public policies of the Act.

          Granting the present exemption does not "open the door" closed fifty years ago in the Commission's early application of the Section 3(a)(3) exemption to block its use by large companies seeking to participate in the utility business. In this case, Chevron's minority ownership in New Dynegy arises through the merger of Dynegy and Illinova, whose public-utility company activities have long been the subject of effective state regulation. That merger is a result of the independently developed business purposes of Illinova and Dynegy. In the context of that merger, although Chevron for its own independent reasons, (unrelated to ownership of a public-utility), has maintained a strategic investment in Dynegy, it is only coincidental that Dynegy's combination with Illinova results in ownership by Chevron of a minority interest in a newly formed public-utility holding company, New Dynegy. However, Chevron's maintaining its strategic investment (i) will permit an otherwise beneficial Transaction to occur, and (ii) as a result of Chevron's functional relationship with the energy marketing business of Dynegy, will continue to serve the interests and complement the operations of New Dynegy, including Illinova.

          2. THERE WILL EXIST A FUNCTIONAL RELATIONSHIP BETWEEN CHEVRON'S BUSINESS AND THE PUBLIC-UTILITY OPERATIONS OF NEW DYNEGY.

          The Act does not set forth specific factors or circumstances which define when a company is "only incidentally" a public-utility holding company. In the years following enactment of the Act, the statutory language was glossed by the additional requirement that the incidental nature of a company's status as a holding company be demonstrated in part by the existence of a functional or operational relationship between a subsidiary's utility operations and the primary business of the holding company, even though the text of Section 3(a)(3) does not contain such a requirement. n34 This gloss served to support denial of exemptions in circumstances in which large multi-state holding company systems whose operations had never been subjected to effective regulation sought to avoid regulation under the Act while exploiting affiliate relationships with

------------
  n33 See, e.g., Cities Serv. Co., Holding Co. Release No. 2444, 8 SEC 318 (Dec. 23, 1940); Standard Oil Co., Holding Co. Release No. 3312, 10 SEC 1122 (Feb. 5,
1942). Although some of the Congressional debate cited by the Commission in these older cases arguably supports a narrow interpretation of Section 3(a)(3), the Senate Report states that the purpose of the Section 3(a) exemptions was to "exempt those holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or not essentially holding companies in the utility field." Senate Report at 6 (emphasis added). This statement of the Committee (as opposed to that of any individual member from the floor of Congress) supports an interpretation of Section 3(a)(3) that would reasonably include companies such as Chevron, which are not "essentially holding companies in the utility field."

  n34 The origin of the functional relationship test can be traced to remarks made by Senator Wheeler which, importantly, were made in reference to a proposed, but rejected, change in the wording "only incidentally a holding company" to "only incidentally interested in a public-utility company." 79 Cong. Rec. 8843-44 (1935). See also Cities Serv., 8 SEC 318; Standard Oil, 10
SEC at 1129. The Commission has never held that the examples used by Senator Wheeler were exclusive, and in all events, the courts have held that Senator Wheeler's explanations during the floor debate do not supplant the plain meaning of the language of the Act. See Pacific Gas & Elec. Co. v. SEC, 127 F.2d 378, 382 (9th Cir. 1942), aff'd per curiam on reh'g, 139 F.2d 298 (9th Cir. 1943), aff'd per curiam, 324 U.S. 826 (1945) (rejecting argument based upon explanation articulated during floor debate that was at variance with the Act's plain meaning).

public-utilities. Faced with these applications during the first twenty years of its administration of the Act, the Commission articulated two requirements in applying Section 3(a)(3) that the unregulated, multi-state systems routinely failed to meet: (i) that there be a functional relationship between the non-utility industry and the public-utility company it sought to own, and (ii) that the public-utility company be small in size in an absolute sense. The Commission explained the purpose of these conditions was to avoid making "exempt from the operation of the Act a company which would otherwise be subject thereto, solely by reason of its hybrid character." n35

          The considerations that led the Commission to apply a restrictive gloss to Section 3(a)(3) in those cases do not apply to this Transaction because
(i) the Illinois Power public-utility system essentially operates in a single state and is subject to effective state regulation, and (ii) transforming changes in the industry have rendered an overly restrictive interpretation of the exemption both unnecessary and retrogressive in light of such state regulation. In this context, the Commission need only read the statute as Congress intended to grant this Application. n36

------------
  n35 Standard Oil, 10 SEC at 1129. See also Electric Bond & Share Co., Holding Co. Act Release No. 11004 33 SEC 21 (Feb. 6, 1952) [hereinafter "EBASCO"]. Standard Oil, Cities Serv., and EBASCO each involved ownership of multiple public-utility companies formed prior to the Act which were sprawled across multiple states, some not subject to even minimal state regulation, and others which, by their nature, could not be the subject of effective regulation. The Commission characterized Cities Serv. as a case where the record plainly indicated "an indulgence in practices explicitly condemned by Congress." Cities Serv., 8 SEC at 336. The Commission noted that for many years, Cities Services "controlled a far-flung utility empire" with utility operations in twenty states and Canada. Cities Serv., 8 SEC at 336-37. Moreover, unlike the present case, Cities Services sought to maintain direct control over the public-utility operations of its subsidiary.

  n36 The Senate Report reveals that Congress consciously chose to structure
Section 3 to provide broad classes of exemptions that would be conferred in a flexible fashion unless the Commission "finds the exemption detrimental to the public interest or the interest of investors or consumers." The Senate Report provides a definitive description of the relationship of the "unless and except" clause to the specific exemptions available under Section 3(a):

          New section 3(a) has been drafted to exempt these holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or else not essentially holding companies in the utility field. The Commission is required to exempt any company which falls into one of the described classes, unless and except insofar as it determines that exemption is detrimental to the national public interest. The exemption when invoked applies to the company as a holding company and to every subsidiary of the exempted holding company as a subsidiary of such company . . . .

          It is the duty of the Commission, as to any company which it finds to fall in one of these five categories, to exempt such company from any provision or provisions of Title I to the extent it deems such exemption not detrimental to the public interest or the interest of investors or consumers. By thus imposing a mandatory duty upon the Commission to exempt companies falling within defined categories except where such exemption is definitely detrimental to the basic purpose of the statute, the Committee has felt free to broaden the exemptions beyond what would be justified if the exemptions had been made unqualified and self-operative, and beyond the power of the Commission to correct when abused or used to circumvent the purpose of the title.

Senate Report at 5-6, 24 (emphasis added). The flexibility built into Section 3 exemplifies the Commission's precept that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Union Elec., Holding Co. Act Release No. 18368, 45 SEC 489, n.52 (Apr. 10, 1974).

Indeed, the intrastate size and scope of the Illinois Power system reflects decades of effective regulation, not an absence of regulation. The Illinois Power system is protected by law from abusive affiliate relationships, and Chevron is seeking neither to obtain nor to maintain any such relationship with that system.

          It is especially relevant to this analysis that the Act does not preclude reliance upon other factors, such as those present here, to demonstrate the "incidental" nature of a company's holding company status. n37 The Commission has consistently recognized that it must at times refashion the standards it employs in administering the Act in order to keep pace with the changing economic and regulatory climate of the public-utility industry. n38 In this regard, the Commission may articulate alternatives to, or amplify upon, the functional relationship test in recognition of the ongoing convergence of the electricity and natural gas industries.

          For example, in a 1983 no-action letter, the Staff indicated that the
Section 3(a)(3) exemption would apply to the acquisition of a majority interest in an electric power generating station by an engineering and construction contractor as part of a proposed settlement of litigation against the contractor. n39 There, ownership of a nuclear power plant could not be said to be functionally related to the business of an engineering firm, at least not in the sense of the earlier Commission interpretations of functional relationship. In a subsequent no-action letter, the Staff indicated that the Section 3(a)(3) exemption would apply to the acquisition of a propane-air gas pipeline system by a company that was primarily engaged in the distribution of fuels by truck, the sale of propane appliances and equipment, and the sale, repair, and leasing of forklift trucks. n40 In both of these cases, the ownership of the public-utility company by the exempt holding company was through acquisition and was not a natural incident of the holding company's existing operations. Further, the utility operations were completely distinct from the holding company's existing operations and did not lend any operational or functional efficiencies to the primary business of the holding company.

------------
  n37 In circumstances where the Commission has developed a test for applying a provision of the Act, such as a "functional relationship" test, the Commission may approve an application upon either satisfaction of that test or upon a demonstration that the application falls within the plain meaning of the statute and is otherwise consistent with the policies of the Act. Southern Communications Serv., Holding Co. Release No. 26211 (Dec. 30, 1994) (approving formation of telecommunications subsidiary based upon the plain meaning of the applicable provision of the Act and, in the alternative, based upon application of the "functional relationship" test for approving diversification proposals); see also The Regulation of Public-Utility Holding Companies, Division of Investment Management, United States Securities and Exchange Commission (June
1995) at 86-87 [hereinafter the "1995 Staff Report"]. Under this approach, the interpretation of the Act is not limited by decisions rendered early in its administration.

  n38 See, e.g., Union Elec., 45 SEC at 503 & n.52.

  n39 Haliburton Co., SEC No-Action Letter, 1983 Fed. Sec. L. Rep. (CCH) (P) 77,518 at 78,669 (Aug. 1, 1983).

  n40 Synergy Group Inc., SEC No-Action Letter, 1987 WL 108660 (Oct. 30, 1987). The Commission has recognized that a similar relationship satisfied the requirements of the Section 3(a)(3) exemption in the case where the utility activity was the distribution of propane through underground pipelines and the principal business of the enterprise was the distribution of propane in portable containers, a business that shares no operational relationship to the pipeline operations of the utility. National Distillers & Chemical Corp., Holding Co. Act Release No. 22837, 27 SEC Docket 95 (Jan. 27, 1983).

          It is respectfully submitted that the facts and circumstances of the present case enable the Commission to articulate non-exclusive, definitional indicia that Chevron is "only incidentally a holding Company," consistent with the language and intent of the Section 3(a)(3) exemption. In this instance, the indicia of the functional relationship of Chevron, the Section 3(a)(3) exempt entity, to Illinois Power, the public-utility company, and its holding company, New Dynegy, do not consist of typical "up stream" benefits to Chevron. Rather, the indicia of the functional relationship are "downstream," in that the functional relationships of Chevron, a worldwide energy company, to Dynegy (and, post-merger, to New Dynegy), will confer benefits on New Dynegy and indirect benefits on Illinois Power, while continuing to serve the legitimate business interests of Chevron. These indicia are:

     (i) Chevron is a strategic, long-term investor in Dynegy - thus, although Chevron will continue to be primarily engaged and interested in one or more energy-related businesses other than the business of a public-utility holding company (and as such, Chevron has no interest in acquiring, managing and operating the public-utility operations of Illinova), Chevron's continuing strategic investment in New Dynegy enhances the liquidity of the holding company system and supports the financial integrity of the Illinova companies;

     (ii) The interests of Chevron in the exempt public-utility holding company (New Dynegy) are not commercially involved with or dependent upon the exempt company's public-utility business, and are based instead on other strategic interests, specifically the energy-related aspects of New Dynegy's business, such as energy marketing;

     (iii) There are synergistic post-merger benefits of the continuing strategic investment that flow downstream directly to the energy-related group of which the public-utility is a member. For example, Chevron's commercial arrangements with Dynegy provide a substantial portion of natural gas and natural gas liquids marketed by Dynegy. Such arrangements assure New Dynegy's access to an adequate supply of and ability to provide natural gas and other fuels for the public-utility's power generation business;

     (iv) The investment was not made and will not be maintained for the purpose of enabling the strategic investor (Chevron) to engage in non-arm's-length, related-party transactions with the public-utility company, or for the purpose of enabling the investor to finance the operations of its non-utility operations. However, the strategic relationship of Chevron to New Dynegy will contribute positively to the financial integrity and independence of New Dynegy, including the regulated public-utility subsidiary of New Dynegy; and

     (v) Chevron will maintain an operational, functional relationship consistent with its incidental holding company status because its natural gas products will continue to be sold to the energy-related business of New Dynegy, and New Dynegy will continue to market gas purchased from Chevron and other gas sellers.

          Granting this Application does not open the door to the indiscriminate acquisition of public-utility holding company systems. Chevron's minority interest in New Dynegy is distinguishable from the situation where a company which is not primarily engaged in the energy business and with no functional relationship to the public-utility holding company, proposes to acquire a significant interest in a public-utility holding company, with the expectation of deriving significant return on investment from the utility operation.

          The Commission's broad definitional powers permit it to interpret the "only incidentally a holding company" requirement in a manner that encompasses the nature of Chevron's indirect interest in Illinois Power. It is respectfully submitted that the above articulation of the functional relationship test is consistent with the purposes of the Act, including the protection of investors, and satisfies the statutory requirement that Chevron be "only incidentally a holding company."

C. CHEVRON WILL NOT DERIVE A MATERIAL PART OF ITS INCOME FROM THE PUBLIC-UTILITY COMPANY SUBSIDIARIES OF NEW DYNEGY.

          The other requirement of Section 3(a)(3) - that Chevron will not derive a material part of its income from the public-utility operations of New Dynegy (principally those of Illinois Power) - is fully satisfied here. Even though Illinova's revenues and assets are small in relation to Chevron's, they are inconsequential when considered on the basis of Chevron's 28% indirect interest in New Dynegy. Chevron's 28% equity interest in New Dynegy corresponds to (i) public-utility revenues representing less than 2% of Chevron's revenues, and (ii) utility operating income representing less than 1% of Chevron's operating income and less than 1.5% of Chevron's net income.

          Set forth below is a comparison (Chart A) and percentage computation (Chart B) of the respective total revenues, operating income, net income and assets of Chevron and Illinova's utility operations, in each case based on the most recent available data (the fiscal year ending December 31, 1998):

Chart A


----------------------------------------------   ------------------------------------------------------
                   Chevron                                     Illinova Utility Operations
----------------------------------------------   ------------------------------------------------------
(a) Total Revenue   $30.557 billion              (e) Utility Operating Revenue  $2.069 billion
-------------------------------------------------------------------------------------------------------

(b) Operating Income  $2.239 billion             (f) Utility Operating Income  $0.070 billion
-------------------------------------------------------------------------------------------------------

(c) Net Income  $1.339 billion                   (g) Net Utility Income  ($1.356) billion
-------------------------------------------------------------------------------------------------------

(d) Total Assets  $36.540 billion                (h) Total Utility Assets  $6.168 billion
-------------------------------------------------------------------------------------------------------

Chart B


 Utility Revenue (e)          Utility Operating Income (f)      Net Utility Income (g)     Total Utility Assets (g) n41
  as a percentage of             as a percentage of              as a percentage of          as a percentage of
Chevron Total Revenue(a)      Chevron Operating Income (b)      Chevron Net Income (c)     Chevron Total Assets (c)
                                          and
                                 Chevron Net Income (c)
------------------------------------------------------------------------------------------------------------------------
                            Operating Income:   3.1%
         6.8%                                                        0%                       16.9%
                            Net Income:         5.2%
------------------------------------------------------------------------------------------------------------------------

          As noted in the 1995 Staff Report, the Commission has generally found that the contribution of less than 10% to the total income of the holding company to be immaterial. n42

          Immediately following the Transaction, Chevron's equity ownership in New Dynegy will be 28%. When computed on the basis of an assumed Chevron 28% ownership interest in New Dynegy, Chevron's status under Section 3(a)(3) is even more compelling.

------------
  n41 Prior to any reclassification of Illinois Power generation assets as an EWG and prior to disposition of the Clinton Faciltiy. See Item 3.D infra.

  n42 1995 Staff Report at 113-14. Compare Columbian Carbon Co., 1 SEC 633 (Aug. 5, 1936) (finding public-utility company operations constituting 3.2% of revenues of the holding company to be immaterial), and Milliken & Co., Holding Co. Release No. 23509, 31 SEC Docket 1070 (Dec. 3, 1984) (finding utility operations constituting approximately 3.4% of the holding company's gross sales to be immaterial), with Cities Serv., 8 SEC 318 (finding public-utility company operations accounting for 47.3% of the holding company's assets, 32.6% of its aggregate gross revenues, and 11.04% of its total cash income to be material).

Chart C shows the utility operations of Illinova expressed as the portion attributable to Chevron on equity consolidation, based upon Chevron's equity ownership level in New Dynegy:

Chart C
-------


    Chevron's             Portion of Illinova Utility                  Illinova Utility Revenue, Income and
 Equity Ownership of       Revenue, Income and Assets                     Assets as a percentage based on
    New Dynegy         Attributable to Chevron on Equity                    equity of Chevron's Revenue,
                            Consolidation Principles                           Income and Assets
-------------------------------------------------------------------------------------------------------------
                     Utility Revenue:           $0.579 billion                   1.9%

       28%           Utility Operating Income:  $0.020 billion                  0.90%

                     Utility Assets:            $1.727 billion                   4.7%
-------------------------------------------------------------------------------------------------------------

Thus, based on attribution to Chevron of an indirect interest of 28% in the public-utility company operations of Illinois Power following consummation of the Transaction, Chevron may be deemed to derive only 1.9% of its total revenues, less than 1% of its operating income, and less than 1.5% of its net income directly or indirectly from the total utility revenues and utility operating income of Illinois Power.

D. ILLINOVA'S PUBLIC-UTILITY COMPANY OPERATIONS SATISFY ANY ABSOLUTE SIZE LIMITATION.

          The Commission has also, at times, required that the subsidiary's public-utility company operations be subject to an absolute size test. As discussed above, Cities Service involved a mammoth multi-state system with 89 public-utility company subsidiaries controlled by the holding company that presented all of the evils the Act was intended to address. n43 Similarly, the Commission's decision in Standard Oil addressed a system with four public-utility company subsidiaries located in three states, which was at least "the third largest [gas utility system] in the United States." n44 Given Standard Oil's size, the Commission stated that, even had there been a functional relationship between Standard Oil's business and the utilities, it would not have approved of the exemption. The "small size requirement" has been confined to cases involving huge systems that evolved without regulation, were not subject to effective regulation, and were trying to avoid registration even though their operations were the plain targets of the Act.

          Unlike other Section 3(a)(3) applicants denied the exemption by the Commission, Illinova's public-utility company operations are confined to one area, and are not far-flung among

------------
  n43 Cities Serv., 8 SEC 318.

  n44 Standard Oil, 10 SEC at 1128.

several different regions. n45 Illinova's public-utility company operations are entirely located in Illinois and are wholly subject to the jurisdiction of a single public service commission. Illinois Power's size is a function of regulation, not an indication of the absence of effective regulation.

          The transfer of Illinois Power's generation to Illinova Marketing (which will become an EWG within one year of the closing of the Transaction) has had a dramatic effect upon Illinois Power's investment in public-utility assets and the character of its revenues. Illinois Power's rate base has been reduced by approximately 50%. Although Illinois Power's customer base is expected to remain stable, this merely reflects a power delivery service obligation imposed by regulation. Customers will be free, however, to purchase electric energy from their supplier of choice.

          In the short term, Illinois Power expects its revenues to decline somewhat and then to remain relatively stable as a result of the Illinois statutory rate reductions and rate freezes designed to protect consumers and to provide an opportunity to recover substantial transition costs. The composition of such Illinois Power revenues, however, will also change: the revenues received under the fixed rate structure must recover regulatory transition costs and purchased power costs constituting approximately 50% of revenues. Illinois Power's revenues will, therefore, make a reduced contribution to net-earnings, as shown on its projected pro forma 2000-2004 Income Statement. n46

          Exhibits N and L specifically address the issue of size. The comparisons on Exhibit N are on an equivalent actual basis using the most recent available electric and gas utility data, including power generation, transmission and distribution. n47 Illinova's electric utility revenues (including bundled generation, transmission and distribution service) are compared to the other regional electric utilities. In other words, Exhibit N makes no downward adjustment to Illinova's electric revenue or assets based on the severing of generation from power delivery or the expected EWG status of the fossil-fired generation owned by Illinova. n48

------------
   n45 In contrast, in Standard Oil, the applicant's public-utility operations encompassed substantial portions of three states, and in Cities Serv. the applicant had a "far-flung" utility empire with eighty-nine public utility subsidiaries operating in numerous states and Canada.

   n46 See Illinois Power Company pro forma Net Revenues Statement, 1996 to 2002, attached hereto as Exhibit L-2.

   n47 The page enumeration of Exhibit N corresponds to the corresponding pages of the data presented in Exhibit K to the application under the Act filed by AES Corporation. See Amendment No. 2 to Application on Form U-1/A under the Public Utility Holding Company Act of 1935 of AES Corporation (Mar. 5, 1999) (the "AES Application). The AES Application was approved in AES Corp., Holding Co. Act Release No. 27063, 70 SEC Docket 972 (Aug. 20, 1999). Applicants are presenting updated data from the same data source as was presented in the AES Application.

   n48 Exhibit N also makes no adjustment to account for the now completed sale of the Clinton Facility by Illinois Power to a non-affiliate. The data also does not reflect the sale of Commonwealth Edison's fossil generation. The purchaser, Mission Energy, is a large generator of power utilizing exempt generation assets and is affiliated with a large utility system. Despite the divestiture, Commonwealth Edison will continue to be a large utility system, significantly larger than Illinois Power, due to its retention of a large base of nuclear power generation, its power delivery system and a large customer base. No adjustment is made for the two pending mergers involving Northern States Power (with New Century) and Commonwealth Edison (with PECO). These

          The region that includes the State of Illinois and bordering states is the most pertinent for the purpose of the analysis of size. In enacting retail open access, the State of Illinois relied upon legislative findings that "[c]ompetitive forces are affecting the market of electricity as a result of recent federal regulatory and statutory changes and the activities of other states." n49 The Illinois scheme of retail access harnesses the competition created by the availability of transmission service on an open access basis to protect consumers and reward investors. Illinova is interconnected and provides transmission service to numerous regional utilities that provide transmission service and compete with Illinois Power, in addition to facilitating the entry of other competitors. n50

          Exhibit N-6 shows the revenue ranking and share of cumulative revenue of investor-owned electric utility companies for Illinois and bordering states. As shown therein, Illinova's electric utility revenue is a small percentage (4.6%) of the region studied and is lower than the same percentage for three registered holding companies (American Electric Power: 18.2%, Cinergy: 12.9%,
Ameren: 8.2%) and two exempt holding companies (Unicom: 18.4%, NSP: 6.8%). In short, 64.4% of the regional electric revenue is received by investor-owned electric utilities with greater revenues than Illinova. n51

          As Exhibit N-6 demonstrates, Illinois Power's regional asset ranking is consistent with its revenue ranking. Illinova represents only a small percentage (6.4%) of regional electric utility assets. Exhibit N-6 also illustrates that Illinois Power's electric power customer base is small (3.2%). Moreover, as shown by Exhibit N-7, the same is also true for Illinois Power's natural gas service revenues (3.9%), assets (4.4%), and customers (3.3%) on a regional basis.

          Comparing the combined utility operations of Illinova with the combined utility operations of regional companies does not alter these conclusions. Exhibit N-9 demonstrates that Illinova's utility revenue (4.5%), asset (6.1%) and customer (3.2%) shares are small in comparison with those of other regional companies. On a national basis, too, Illinova is small, as

------------
pending mergers, and the pending American Electric Power Company merger (with
CSW), confirm the evolution of power supply by being dominated by large regional multi-state systems, as opposed to small single-state utilities such as Illinois Power.

  n49 220 Ill. Comp. Stat. 5/15-101A(b) (1997 Cum. Supp.).

  n50 Illinois Power has implemented open transmission access in accordance with FERC Order 888 and has joined a regional Independent System Operator. Illinois Power maintains substantial transmission interconnections with major regional electric utilities, including the TVA, American Electric Power, Ameren, Cinergy, and Commonwealth Edison, all of which are significantly larger than Illinois Power. Open access transmission also makes regional energy resources available to all wholesale and retail open access customers connected to the Illinois Power system. Regional electric competition and open access for electricity also bring competition to bear on natural gas service. This results from the substitution of electric energy for gas. Large gas consumers already have access to competitive supply as a result of FERC Order 636.

  n51 This analysis excludes the Tennessee Valley Authority ("TVA") and other public power agencies and cooperatives. TVA is larger in all relevant respects than any of the investor-owned utilities in the Illinova region, and has exchange power relationships with Illinois Power, American Electric Power, Ameren, and Cinergy, all of which compete in the Illinova region. TVA was not a significant source of power during the early years of the administration of the Act.

is shown by Exhibit N-10. For example, Exhibit N-10 shows that Illinova represents 0.9% of the national revenue of electric companies.

          Of utilities with operations based in Illinois, two utilities, Unicom and Ameren, are significantly larger than Illinova in terms of revenue rank, asset size, and number of customers. Those two utilities represent the clear majority of the revenues, assets and customers of utility operations in Illinois. Illinova's percentage shares of revenues (13.5%), assets (15.6%), and customers (10.2%) are significantly smaller than those previously found in
Section 3(a)(3) cases to be "too large."

          As shown by Exhibit L, current and historical financial and operating data overstate the size of Illinova's public utility operations following restructuring. Exhibit L is an analysis prepared by Illinova of its natural gas distribution and electric power delivery (transmission and distribution) public-utility operations. Exhibit L contains information regarding the public-utility operations of Illinois Power excluding the power generation to be divested by Illinois Power. Exhibit L-1 presents adjusted historic and projected pro forma balance sheet entries. It demonstrates the reduction in the utility plant of Illinova resulting from restructuring. For example, Illinova's utility plant (net of depreciation and excluding capitalized nuclear fuel leases) for 1998 was $4.455 billion. Exhibit L-1 shows that the net utility plant for the natural gas and power delivery segments of Illinois Power in 1998 would have been $1.643 and is projected to be $1.586 billion in 2000. The asset base of Illinova's public-utility operations will be halved by the process of restructuring.

          Exhibit L-2 further shows that the character of Illinova's public-utility revenues will change and exemplifies how current and historical data overstate the size of the public-utility operations to be retained by Illinova. Illinois Power's rates are frozen and must include purchased power costs and transition cost recovery. In 2000, Illinois Power's estimated purchased power costs will equal $601 million - approximately half its total revenues - revenues that include pass-through recovery of purchased gas costs of $195 million. Illinois Power estimates that it will recover $55 million in transition costs within its frozen retail electric rates in 2000 and more in subsequent years. The size of the transmission and distribution business that will remain within Illinois Power is overstated by these revenues, because the regulatory system uses those services to recover transition costs, similar to tax collection. Exhibit L-2 shows that the projected public-utility revenues for Illinova net of transition charges and purchased power are projected to be approximately $600 million. Turning to Exhibit N-9, regional firms with public-utility revenues in excess of $600 million are responsible for in excess of 90% of the public-utility revenues in the region.

          The pervasive regulation and service obligations imposed by Illinois law upon the delivery function retained by Illinois Power and the rigorous competition introduced to electric power generation and energy supply by the FERC and Illinois law have dealt effectively with the concerns over arbitrary and monopolistic behavior that were raised by the sprawling and ineffectively regulated systems dealt with in EBASCO, Standard Oil, and Cities Serv.

          Illinois Power's retained public-utility system is small in any relevant sense today, and, in any event, its size is not a proxy for economic power or threat to the public interest. n52 To the extent size analysis plays any legitimate role in considering the availability of an exemption under
Section 3(a)(3), Illinova does not have the type of public-utility company market share or widespread public-utility company operations that have prompted the Commission to deny Section 3(a)(3) exemptions in the past. Instead, Illinova's public-utility company operations are localized, are regulated in a thorough and comprehensive fashion, and constitute only a small share of a large and growing regional marketplace. Indeed, the relative size data further suggest that the notion of an "absolute size test," as a regulatory gloss, may serve no meaningful regulatory purpose in an era of effective state regulation and industry-wide consolidation.

          The Commission has both the authority and the duty to continue to adjust its interpretations (and regulatory tests) under the statutes it administers to reflect the changing environment of utility operations, structure and state regulation. It is respectfully submitted that the Commission has ample tools with which to deal with that environment within the plain meaning of
Section 3(a)(3), and that the size of a utility may, at best, be a secondary factor in making a determination under the exemption.

E. GRANTING THE EXEMPTION IS CONSISTENT WITH THE PUBLIC INTEREST AND THE LEGISLATIVE INTENT THAT THE COMMISSION APPLY SECTION 3 OF THE ACT FLEXIBLY.

          Once the Commission has found that a holding company is only incidentally a holding company in accordance with Section 3(a)(3), the Act provides that the Commission shall exempt the holding company from the Act "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers." The legislative history of
Section 3 of the Act, and in particular the legislative history of the "unless and except" clause, demonstrates that Congress expected the Commission to apply
Section 3 of the Act in a flexible fashion in light of contemporary circumstances. n53 The Commission also has stated that the broad and flexible language of the "unless and except" clause should be read "in a way that makes

------------
   n52 The Commission has recognized the enhanced jurisdiction, authority and effectiveness of state commissions. Statement of the U.S. Securities and Exchange Commission Concerning Proposals To Repeal The Public Utility Holding Company Act of 1935 (June 2, 1982) 585, 590-91 [hereinafter "Statement of the SEC Concerning PUHCA Repeal"]. See also AES Corp., 70 SEC Docket at 55-59 &
n.23. (recognizing effectiveness of the ICC). The size and scope of Illinois Power's operations are the result of years of effective state and federal regulation and do not represent either private commercial power or the ability to evade regulation. Of course, regulation itself can increase the size of a public-utility company by requiring that service be widely available without discrimination and at low cost. For this reason, courts have long held that the size of effectively regulated public service corporations alone does not indicate the existence of private market power. See Cost Management Serv. v. Washington Natural Gas Co., 99 F.3d 937, 950-51 (4th Cir. 1998); Rebel Oil Co.
v. Atlantic Richfields, 51 F.3d 1421, 1439 (9th Cir. 1995); Southern Pacific Communication Co. v. AT&T, 740 F.2d 980, 1000 (D.C. Cir. 1989), cert. denied, 105 S. Ct. 1539 (1985); MCI Communication Corp. v. AT&T, 708 F.2d 1081, 1107
(7th Cir.), cert. denied, 464 U.S. 891 (1983); Mid-Texas Communication Serv. v. AT&T, 615 F.2d 1372, 1384-89 (5th Cir.), cert. denied, 449 U.S. 912 (1980);
Almeder Mall, Inc. v. Houston Indus., 615 F.2d 343, 354 (5th Cir), cert. denied, 449 U.S. 870 (1980).

  n53 Senate Report at 5-6, 24; Union Elec., 45 SEC at n.52 economic and social sense in the light of contemporary realities." n54 In recent proceedings, the Commission has determined that one of the contemporary realities to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation." n55

          The Transaction will not result in any reduction in the oversight exercised by the ICC and FERC. Moreover, all of Illinois Power's public-utility activities will continue to take place in a single state. Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, the grant of an exemption from the Act would not result in a regulatory gap and, therefore, would not be detrimental to the public interest. Rather, the resulting holding company structure will serve the public interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to those upon which the Commission has in the past looked favorably. n56

          Further, the interest that Chevron will hold in Illinova arises as a result of dramatic transitions in the industry, including the convergence of natural gas and electricity. This convergence has been recognized as consistent with the public interest by the Commission and will not signal the potential for evasion of the Act. The Illinova public-utility operations will complement and enhance Dynegy's current exempt utility company operations. The operations which Dynegy is contributing to New Dynegy will be significant in enabling the company to provide efficient and competitive utility service, and their value is enhanced through association with a public-utility company with power generating assets and experience.

F. GRANTING THE EXEMPTION IS CONSISTENT WITH PROPER INTERPRETATION AND ADMINISTRATION OF THE ACT UNDER SECTION 1(C).

          Section 1(c) of the Act requires the Commission to interpret and administer the Act in order to eliminate the five evils enumerated in Section 1(b)(1)-(5) of the Act. n57 As demonstrated below, the Transaction threatens none of these evils.

          With respect to the first concern of the Act, the absence of accurate investor information and the problem of "overcapitalization" of public-utility systems without sufficient

------------
  n54 Union Elec., 45 SEC 489, 1974 WL 11418 at *13.

  n55 WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988).

  n56 See, e.g., Illinova Corp., Holding Co. Act Release No. 26054 (May 18,
1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

  n57 These evils are: (1) the absence of specific investor information and the issuance of "overcapitalized" public-utility securities without sufficient state regulation; (2) abusive and excessive consumer charges to fund affiliate transactions; (3) the obstruction of state regulation of public-utilities and their subsidiaries and the exercise of control over subsidiaries through disproportionately small investment; (4) holding company growth out of proportion with management and operation, or integration and coordination of related operating properties; and (5) the lack of economy of management, efficiency or adequacy of services in the public-utility industry, or the lack of effective public regulation thereof.

state regulation, the Commission has found that concerns "with respect to investors have been largely addressed by developments in the federal securities laws and in the securities markets themselves. . . ." n58

          The State of Illinois, through the ICC, closely regulates the capitalization of public-utilities n59 and has the express authority to restrict dividend payments if the public-utility's capital is or would become impaired or if its earned surplus is insufficient. n60 Furthermore, the securities of Illinova, Dynegy, and Chevron, as well as the bonds and preferred stock of Illinois Power are all publicly traded. Accordingly, the Transaction presents none of the problems, risks, or evils identified by Section 1(b)(1) of the Act.

          Second, the structure poses no risk of abusive affiliate transactions. The State of Illinois has comprehensive oversight of affiliate transactions such as those that could occur between Chevron and Illinois Power. n61 The Commission has recognized that a "comprehensive state system," such as that in effect in Illinois, n62 "is fully able to protect the financial integrity of the public utility operating within its jurisdiction to assure that neither utility revenues (other than reasonable and proper dividends), utility assets, or utility credit are used for non-utility purposes except in accordance with prescribed guidelines or following review and approval by state regulators. The states also appear to have adequate authority to regulate transactions between the utility and its affiliates to prevent the type of overreaching that characterized so many holding company systems prior to 1935." n63 In addition, FERC regulations associated with market-based wholesale rate transactions will operate to further guard against affiliate abuse following the Transaction. n64 Thus, there is no risk of abusive affiliate transactions between the involved entities following the Transaction.

          Third, the structure of the Transaction poses no risk of obstruction of effective state regulation of public-utility company subsidiaries or of the exertion of control over such subsidiaries through disproportionately small investment. The State of Illinois has a

------------
  n58 Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992).

  n59 220 Ill. Comp. Stat. 5/6-101-108 (West 1999).

  n60 220 Ill. Comp. Stat. 5/7-103.

  n61 220 Ill. Comp. Stat. 5/7-101, 16-121.

  n62 AES Corp., 70 SEC Docket at 58 (Aug. 20, 1999). The comprehensive scope of regulation under the laws of the State of Illinois is also acknowledged in the "Survey of State Regulation of Public Utility Holding Companies," published as Appendix A to the 1995 Staff Report.

  n63 Statement of the SEC Concerning PUHCA Repeal at 590-91. In reaching its conclusion that state regulation was adequate to the task of preventing affiliate abuse, the Commission specifically referenced Natural Gas Pipeline Co.
v. Slattery, 302 U.S. 300 (1937), affirming the Illinois regulatory system's oversight over affiliate transactions. See Statement of SEC Regarding PUHCA Repeal at 585.

  n64 FERC has erected comprehensive protections against cross-subsidies by requiring adherence to a "code of conduct" governing transactions between the franchise-owning public utility and its unregulated marketing affiliates. These code of conduct requirements apply to Illinois Power and its affiliates. See Illinova Power Marketing, 79 FERC (P) 61,010 (Feb. 1997) and cases cited therein.

comprehensive regulatory apparatus in place that is not affected by the Transaction. n65 And here, Chevron's minority voting stock interest in New Dynegy is proportional to its equity investment in New Dynegy.

          Fourth, the structure poses no risk of holding company growth that "bears no relation to economy of management and operation or the integration and coordination of related operating properties." The properties of Illinova's public-utility operating companies are not affected by the Transaction.

          Finally, Section 1(b)(5) of the Act addresses the situation where "in any other respect there is a lack of economy of management and operation of public-utility companies or lack of efficiency and adequacy of service rendered by such companies, or lack of effective regulation, or lack of economies of raising capital." The Transaction enables Illinova to obtain the capital assets needed to conduct an efficient energy marketing business essential to modern utility service and does not threaten any adverse effects with respect to public-utility operations.

ITEM 4. REGULATORY APPROVAL

          The Transaction has been reviewed and approved by the FERC under the Federal Power Act ("FPA"). On July 23, 1999, Dynegy and Illinova filed a joint application with the FERC requesting that it approve the Transaction under
Section 203 of the FPA. Under Section 203, FERC approves mergers if it finds that they are "consistent with the public interest." In reviewing a merger, the FERC evaluates whether the merger will (i) adversely affect competition; (ii) adversely affect rates to captive wholesale customers; or (iii) impair the effectiveness of regulation. The FERC found the merger would have none of these effects and approved the Transaction on November 10, 1999. n66 Following the Transaction, the FERC will have continuing jurisdiction over New Dynegy's power marketing business and over Illinois Power and Illinova Marketing with respect to, inter alia, rates, terms, and conditions for wholesale sales and transmission transactions (including those with affiliates), and continuing jurisdiction over the disposition and consolidation of utility assets and interlocking directorates.

          Illinois Power is currently subject to the jurisdiction of the ICC. Illinois Power filed notice of the Transaction as it affects Illinois Power's electric system on August 13, 1999 with the ICC, along with a voluntary application with the ICC for approval of the Transaction with respect to the change of control over Illinois Power's gas utility. The required approval was obtained on November 23, 1999. n67 Following the Transaction, the ICC will retain its applicable authority over the retail rates, services provided by, and dividends of the public-utility subsidiaries of Illinova, and their transactions with affiliates.

------------
  n65 See 220 Ill. Comp. Stat. 5/1-101 et seq.; AES Corp., 70 SEC Docket at
n.23 & Section III (discussing authority of ICC over public-utilities).

  n66 FERC Docket No. EC99-99-000, attached hereto as Exhibit D-1.

  n67 ICC Docket No. 99-0419, attached hereto as Exhibit D-2.

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

          Chevron Corp., Dynegy, and Illinova have each made the necessary filings with the Department of Justice and the Federal Trade Commission under the Hart Scott-Rodino Antitrust Improvements Act of 1976. On August 24, 1999, the Federal Trade Commission informed each of the parties that early termination of the waiting periods under such filings has been granted.

          On December 27, 1999, the Commission issued its Order under Section 9(a)(2) of the Act authorizing the Transaction. n68

ITEM 5. PROCEDURE

          The Applicants respectfully request that the Commission issue its order as soon as possible declaring that Chevron Corp. and Chevron USA are exempt holding companies under Section 3(a)(3) of the Act.

          The Applicants hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission; (ii) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission; and (iii) request that the Commission order that the exemption requested by this Application be effective immediately upon consummation of the Transaction.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

     Exhibit A:  Constituent Instruments

       A-1: Articles of Incorporation of New Dynegy (previously filed with the
            Commission as Exhibit A.1 to Amendment No. 2 to Application on Form U-1/A of Chevron Corporation (Commission File No. 1-368-2), Illinova Corporation (Commission File No. 1-11327) and Chevron U.S.A. Inc., filed on November 19, 1999 and incorporated herein by reference)

       A-2: Attachment to Articles of Incorporation of New Dynegy (previously filed with the Commission as Exhibit A.2 to Amendment No. 2 to Application on Form U-1/A of Chevron Corporation (Commission File No. 1-368-2), Illinova Corporation (Commission File No. 1-11327) and Chevron U.S.A. Inc., filed on November 19, 1999 and incorporated herein by reference)

       A-3: By-laws of New Dynegy (previously filed with the Commission as
            Exhibit 99.1 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)
------------
   n68 Order Authorizing the Acquisition of Common Stock of a Public Utility Holding Company, Holding Co. Act Release No. 27122 (Dec. 27, 1999), attached hereto as Exhibit D-3.

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

     Exhibit B:  Transaction Documents

       B-1: Agreement and Plan of Merger (previously filed with the Commission as Exhibit 2.1 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-2: Subscription Agreement between Chevron USA and New Dynegy
            (previously filed with the Commission as Exhibit 10.1 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-3: Shareholder Agreement among New Dynegy, Illinova, Dynegy and
            Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-4: Stock Purchase Agreement between New Dynegy and British Gas
            Atlantic Holdings BV (previously filed with the Commission as
            Exhibit 10.2 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-5: Registration Rights Agreement among New Dynegy, British Gas
            Atlantic Holdings BV and NOVA (previously filed with the Commission as Exhibit 10.7 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-6: Registration Rights Agreement between New Dynegy and Chevron USA
            (previously filed with the Commission as Exhibit 10.8 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-7: Voting Agreement between Illinova and BG (previously filed with the
            Commission as Exhibit 10.3 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-8: Voting Agreement between Illinova and Chevron USA (previously filed with the Commission as Exhibit 10.5 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

       B-9: Voting Agreement between Illinova and NOVA (previously filed with the Commission as Exhibit 20.4 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

     Exhibit C:  Intentionally omitted, not applicable

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

     Exhibit D: Applications and Orders of Certain Commissions listed in Item 4

       D-1: Order Approving Merger, FERC Docket No. EC99-99-000, 89 FERC (P)
            61,163 (Nov. 10, 1999)

       D-2: Illinois Commerce Commission Order, ICC Docket No. 99-0419 (Nov.
            23, 1999)

       D-3: Order Authorizing the Acquisition of Common Stock of a Public
            Utility Holding Company, Holding Co. Act Release No. 27122 (Dec. 27,
            1999)

     Exhibit E:  Organizational Chart of New Dynegy

     Exhibit F:  Intentionally omitted, not applicable

     Exhibit G:  Financial Data Schedules

       G-1: Annual Report on Form 10-K of Chevron Corporation (Commission File
            No. 1-368-2) for the fiscal year ended December 31, 1998 (previously filed with the Commission on March 31, 1999 and incorporated by reference herein)

       G-2: Quarterly Report on Form 10-Q of Chevron Corporation (Commission
            File No. 1-368-2) for the quarterly period ended September 30, 1999 (previously filed with the Commission on November 4, 1999 and incorporated by reference herein)

       G-3: Annual Report on Form 10-K of Illinova Corporation (Commission File
            Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the fiscal year ended December 31, 1998 (previously filed with the Commission on March 29, 1999 and incorporated by reference herein)

       G-4: Quarterly Report on Form 10-Q of Illinova Corporation (Commission
            File Number 1-11327) and Illinois Power Company (Commission File Number 1-3004) for the quarterly period ended September 30, 1999 (previously filed with the Commission on November 15, 1999 and incorporated by reference herein)

     Exhibit H:  Joint Press Release of Dynegy and Illinova (previously filed with the Commission as Exhibit 99.2 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14, 1999 and incorporated by reference herein)

     Exhibit I: Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333-84965) (previously filed with the Commission on September 7, 1999 and incorporated by reference herein)

     Exhibit J:  Intentionally omitted

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

     Exhibit L:  Historic and Projected Illinois Power Public Utility Operations
                 Excluding Generation To Be Divested By Illinois Power

       L-1: Illinois Power Company Balance Sheet Excluding Electric Power Generation

       L-2: Illinois Power Company Net Revenues Excluding Electric Power Generation

     Exhibit M:  Intentionally omitted

     Exhibit N:  Size Analysis With Updated Energy Information Agency Data

       N-6:  Market Shares for Electric Companies in Illinois and Bordering
             States

       N-7:  Market Shares for Gas Companies in Illinois and Bordering States

       N-8: Market Shares for Combined Gas and Electric Companies in Illinois and Bordering States

       N-9:  Market Shares for Utilities in Illinois and Bordering States

       N-10: Market Shares for Electric Companies in the United States

       N-11: Market Shares for Gas Companies in the United States

       N-12: Market Shares for Combined Gas and Electric Companies in the
             United States

       N-13: Market Shares for Utility Companies in the United States

       N-14: Market Shares for Electric Companies in Illinois

       N-15: Market Shares for Gas Companies in Illinois

       N-16: Market Shares for Combined Gas and Electric Companies in Illinois

       N-17: Market Shares for Utilities in Illinois

Financial Statements

   1. Statement of Applicants.

          Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Chevron Corporation (Commission File No. 1-368-2) for the fiscal year ended December 31, 1998, filed on March 31, 1999; (ii) Quarterly Report on Form 10-Q of Chevron Corporation (Commission File No. 1-368-2) for the quarterly period ended September 30, 1999, filed on November 4, 1999; (iii) Annual Report on Form 10-K of Illinova Corporation (Commission File No. 1-11327) and Illinois Power Company (Commission File No. 1-3004) for the fiscal year ended December 31, 1998, filed on March 29, 1999; and (iv) Quarterly Report on Form 10-Q of Illinova Corporation (Commission File

No. 1-11327) and Illinois Power Company (Commission File No. 1-3004) for the quarterly period ended September 30, 1999, filed on November 15, 1999.

   2.  Statements of Top Registered Holding Company.

       None.

   3.  Statements of Company Whose Securities Are Being Acquired or Sold.

          Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File Number 1-11156) for the fiscal year ended December 31, 1998, filed on March 30, 1999; (ii) Quarterly Report on Form 10-Q of Dynegy Inc. (Commission File No. 1-11156) for the quarterly period ended September 30, 1999, filed on November 15, 1999; and (iii) Amendment No. 1 to Registration Statement under the Securities Act of 1933 on Form S-4 of Energy Convergence Holding Company (Registration No. 333- 84965), filed with the Commission on September 7, 1999.

   4.  Statement of Changes.

       None.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The Transaction, a corporate merger, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


Date: January 27, 2000

CHEVRON CORPORATION                       ILLINOVA CORPORATION



By: /s/ George L. Kirkland             By: /s/ Larry F. Altenbaumer
    ------------------------               --------------------------
    George L. Kirkland                     Larry F. Altenbaumer
    Vice-President                         President



CHEVRON U.S.A. INC.



By: /s/ George L. Kirkland
    ------------------------
    George L. Kirkland
    Executive Vice-President